Exhibit 28(h)(10)

EXPENSE LIMITATION AGREEMENT

SECURIAN FUNDS TRUST

EXPENSE LIMITATION AGREEMENT, effective as of May 1, 2013, by and between Advantus Capital Management, Inc. (the “Investment Adviser”) and Securian Funds Trust (the “Trust”), a Delaware statutory trust, on behalf of the Trust’s Advantus Managed Volatility Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a series of the Trust; and

WHEREAS, the Trust and the Investment Adviser have entered into an Investment Advisory Agreement (the “Advisory Agreement”), pursuant to which the Investment Adviser will render investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Trust and the Investment Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at or below 0.80% of the average net assets of the Fund during the initial term of this Agreement and any subsequent renewal term.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.

1.1	Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Investment Adviser (but excluding interest, taxes, brokerage commissions and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Investment Adviser. Fund Operating Expenses do not include “acquired fund fees and expenses” as defined in SEC Form N-1A, as it may be amended from time to time.

1.2	Operating Expense Limit. The Operating Expense Limit for the Fund’s full year of operations shall be a percentage of the Fund’s average daily net assets not exceeding 0.80%.

1.3	Method of Computation. To determine the Investment Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit, the Investment Adviser shall first waive or reduce its advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced advisory fee for any such month is insufficient to pay the Excess Amount, the Investment Adviser shall also remit to the Fund an amount that, together with the waived or reduced advisory fee, is sufficient to pay such Excess Amount.

1.4	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the advisory fees waived or reduced and other payments remitted by the Investment Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.	Reimbursement of Fee Waivers and Expense Reimbursements.

2.1	Reimbursement. If in any fiscal year in which the Investment Advisory Agreement is still in effect, the estimated aggregate Fund Operating Expenses for the fiscal year are less than the Operating Expense Limit for that year, the Investment Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the advisory fees waived or reduced and other payments remitted by the Investment Adviser to the Fund, pursuant to Section 1 hereof, during any of the previous three (3) fiscal years less any reimbursement previously paid by the Fund to the Investment Adviser, pursuant to Section 2.2 hereof, with respect to such waivers, reductions and payments (the “Reimbursement Amount”). The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

2.2

Method of Computation. To determine the Fund’s payments, if any, to reimburse the Investment Adviser for all or any portion of the Reimbursement Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month are less than the Operating Expense Limit, the Fund, only with prior approval of the Trust’s Board of Trustees, shall pay to the Investment Adviser an amount sufficient to increase the annualized Fund Operating Expenses to an amount no greater than the Operating Expense Limit, provided that such amount paid to the Investment Adviser will in no event exceed the total Reimbursement Amount. If the annualized Fund Operating Expenses for the Fund are greater than the Operating Expense Limit for one or more months in a quarter and less the remaining month(s), the calculation described in this section will be made on a monthly basis and the net amount of the monthly calculations will be reported to the Board.

2.3	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Operating Expense Limit.

3.	Term and Termination of Agreement.

This Agreement shall continue in effect for a period of one year from the date of its execution, and, unless terminated as set forth below, shall renew annually for a full year from year to year thereafter, provided such continuance is specifically approved by a majority of the trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). The Investment Adviser may terminate this Agreement as of the end of any one-year term by providing the Trust with written notice of such termination at least 30 days prior to the end of such one-year term. This Agreement will also terminate upon the termination of the Advisory Agreement.

4.	Miscellaneous.

4.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2	Interpretation. Nothing herein contained shall be deemed to require any party hereto to take any action contrary to its Articles of Incorporation or Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound.

4.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory

Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SECURIAN FUNDS TRUST

By:	/s/ David M. Kuplic
Name:	David M. Kuplic
Title:	President

ADVANTUS CAPITAL MANAGEMENT, INC.

By:	/s/ Christopher R. Sebald
Name:	Christopher R. Sebald
Title:	President

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